SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated July 17, 2020 filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos.

By letter dated July 17, 2020 and in reference to the end of the Public Auction Period of the Notes Series VI & Series VII issued by the Company,  we attach the following financial information:

Notes Series VI
Amount Issued: Ps. 335,200,431 (equivalent USD 4,697,645)
Issuance Price: 100.0% Face Value
Interest Rate: Private Badlar + 4.00%
Issuance Date: July 21, 2020
Maturity Date: July 21, 2021
Estimated Duration: 0.83 years
Interest Installments: Quarterly payments starting October 21, 2020
Principal Installment:  On April 21, 2021 (30% face value) and July 21, 2021 (70% face value)

       Notes Series VII
Amount Issued: USD 33,717,500
Issuance Price: 100.0% Face Value
Interest Rate: 4.0% nominal annual
Issuance Date: July 21, 2020
Maturity Date: January 21, 2022
Estimated Duration: 1.47 years
Interest Installments: Quarterly payments starting October 21, 2020
Principal Installment:  On January 21, 2022

Funds will be used to refinance short term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 17, 2020